VIA ELECTRONIC TRANSMISSION

April 16, 2014

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	BANRO CORPORATION

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA0668001039

	CUSIP:	066800103

2	Date Fixed for the Meeting:	June 27, 2014

3	Record Date for Notice:	May 12, 2014

4	Record Date for Voting:	May 12, 2014

5	Beneficial Ownership Determination Date:	May 12, 2014

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	COMMON

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	NOT APPLICABLE

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TMX Equity Transfer Services

"     Rosa Vieira     "

Senior Relationship Manager

rvieira@equityfinancialtrust.com

tmxequitytransferservices.com